Filed by MCG Capital Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: MCG Capital Corporation (Registration Statement No. 333-204272)

July 6, 2015 Additional Information on HC2 Holdings

2 Forward-Looking Statements Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to future events, performance or financial condition of PennantPark Floating Rate Capital Ltd. (“PFLT”), MCG Capital Corporation (“MCGC”) and the combined company, management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including the ability of the parties to consummate the transaction described in this presentation on the expected timeline (or at all), the failure of PFLT or MCGC shareholders to approve the proposed merger, the ability to realize the anticipated benefits of the transaction, the effects of disruption on the companies’ business from the proposed merger, the effect that the announcement or consummation of the merger may have on the trading price of the common stock of PFLT or MCGC, the combined company’s plans, expectations, objectives, performance, operations and intentions, the amount or timing of any dividends that may be paid by the combined company, the proposal made by HC2 Holdings, Inc. (“HC2”), any regulatory action which may or may not be taken with respect to the proposed merger or the proposal made by HC2, any decision by MCGC to pursue continued operations, a liquidation or an alternative transaction upon the termination of any merger agreement, changes in MCGC’s net asset value in the future, fees and expenses incurred by MCGC in connection with a liquidation, the value of MCGC’s assets in a liquidation, the timeline to complete a liquidation, any changes to MCGC’s listing, registration, management or board of directors in a liquidation, the outcome of any shareholder litigation relating to the transaction or any other litigation to which MCGC is a party, or any other alternative proposed transactions and any potential termination of the merger agreement, the actions of MCGC shareholders with respect to any proposed transactions, and the other factors described from time to time in the companies’ filings with the Securities and Exchange Commission. MCGC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation. Important Additional Information and Where to Find It This communication is being made in respect of the proposed business combination involving PFLT and MCGC. In connection with the proposed transaction, PFLT has filed with the SEC a Registration Statement on Form N-14 that includes a joint proxy statement of PFLT and MCGC and that also constitutes a prospectus of PFLT. The definitive Joint Proxy Statement/Prospectus will be mailed to shareholders of PFLT and MCGC. INVESTORS AND SECURITY HOLDERS OF PFLT AND MCGC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Proxy Solicitation Investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC by each of PFLT and MCGC through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC (when available) can also be obtained on PFLT’s website at www.pennantpark.com or on MCGC’s website at www.mcgcapital.com. PFLT and MCGC and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of PFLT and MCGC in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the PFLT and MCGC shareholders in connection with the proposed acquisition, PFLT’s executive officers and directors and MCGC’s executive officers and directors is set forth in the Registration Statement on Form N-14, filed with the SEC on May 18, 2015, as amended on June 16, 2015. You can obtain free copies of these documents from PFLT and MCGC in the manner set forth above. This presentation does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and declared effective. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of PFLT before investing in its securities.

3 HC2: Update on Offer and Recent Trading History  Since announcing their offer for MCGC on May 4, HC2’s stock has declined 25%, and 29% since their last pricing communication on June 3  Based on recent HC2 stock performance, the decrease in share price to $8.29 implies an offer value of $4.77 for each share of MCG stock (1)  HRG Group owned a 23% position in HC2, or 5.76 million shares, and recently sold a 4% stake — Sold 1.08 million shares over 3 days (June 25, 26 and 29), at prices between $9.00 and $9.61 — Has agreed to “use commercially reasonable efforts” to sell out of their remaining 4.68 million share position prior to November 25 — HC2’s ADTV year-to-date is only 124,000 shares per day — Phil Falcone has a right of first offer on shares sold by HRG Group, which was not exercised on shares sold — Phil Falcone was previously the Chairman and CEO of HRG Group, and is currently Chairman and CEO of HC2  One of HC2’s portfolio investments, Novatel Wireless (NDAQ: MIFI) was marked at $19.4MM as of 3/31/2015 — Post-3/31, Novatel stock has fallen 36% Notes 1. Based on HC2’s share price as of 7/2/2015; HC2 offer assumes 20% collar from $11.66 share price based on date of last HC2 pricing communication

4 HC2: Price Performance HC2 Share Price Since Initial Offer $8.29 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 $7.00 $7.50 $8.00 $8.50 $9.00 $9.50 $10.00 $10.50 $11.00 $11.50 $12.00 1 - M a y 4 - M a y 5 - M a y 6 - M a y 7 - M a y 8 - M a y 1 1 - M a y 1 2 - M a y 1 3 - M a y 1 4 - M a y 1 5 - M a y 1 8 - M a y 1 9 - M a y 2 0 - M a y 2 1 - M a y 2 2 - M a y 2 6 - M a y 2 7 - M a y 2 8 - M a y 2 9 - M a y 1 - J u n 2 - J u n 3 - J u n 4 - J u n 5 - J u n 8 - J u n 9 - J u n 1 0 - J u n 1 1 - J u n 1 2 - J u n 1 5 - J u n 1 6 - J u n 1 7 - J u n 1 8 - J u n 1 9 - J u n 2 2 - J u n 2 3 - J u n 2 4 - J u n 2 5 - J u n 2 6 - J u n 2 9 - J u n 3 0 - J u n 1 - J u l 2 - J u l  HC2 share price has declined 25% since their initial offer was made public on May 4, and has declined 12% over the last five trading sessions (1) Notes 1. June 25, 2015 close to July 2, 2015 close Insider Sale-Open Market Dispositions: HRG Group sells ~1MM shares over 3 trading days Share Price Volume on Days HC2 Stock Has Traded Down (000s) Volume on Days HC2 Stock Has Traded Up (000s)

5 Consideration Per Share to MCGC Shareholders Total Consideration Received ($MM) HC2 Shares Issued HC2 Change Exchange Total Breakdow n Total to MCGC Shareholders Share Price Price Ratio Stock Fixed Cash Consideration Stock Cash Stock Fixed Cash Consideration (MM) $13.99 20.0% 0.343 $4.80 $0.50 $5.30 91% 9% $177.955 $18.537 $196.492 12.72 $12.83 10.0% 0.374 $4.80 $0.50 $5.30 91% 9% $177.955 $18.537 $196.492 13.87 $11.66 – 0.412 $4.80 $0.50 $5.30 91% 9% $177.955 $18.537 $196.492 15.26 $10.49 (10.0%) 0.457 $4.80 $0.50 $5.30 91% 9% $177.955 $18.537 $196.492 16.96 $9.33 (20.0%) 0.515 $4.80 $0.50 $5.30 91% 9% $177.955 $18.537 $196.492 19.08 $8.29 (28.9%) 0.515 $4.27 $0.50 $4.77 90% 10% $158.153 $18.537 $176.690 19.08 $8.16 (30.0%) 0.515 $4.20 $0.50 $4.70 89% 11% $155.711 $18.537 $174.248 19.08 $7.00 (40.0%) 0.515 $3.60 $0.50 $4.10 88% 12% $133.466 $18.537 $152.003 19.08 HC2 Offer: Illustrative Exchange Ratio Sensitivity  Based on 7/2/2015 closing price of $8.29 and collar on $11.66 offer price, HC2 offer currently worth $4.77 total consideration to MCGC shareholders (1) Illustrative Total Consideration Received at Various HC2 Stock Prices 4.00 4.50 5.00 5.50 6.00 6.50 7.00 9.33 11.66 13.99 4.77 8.29 HC2 Share Price ($ per share) Total Consideration to MCGC shareholders ($ per share) Current HC2 Stock PriceNotes 1. HC2 offer assumes 20% collar from $11.66 share price based on date of last HC2 pricing communication